Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

www.faegredrinker.com

March 13, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Rossotto

Re:	Pender Real Estate Credit Fund (the “Fund” or “Registrant”) File Nos.: 333-265070; 811-23806

Dear Ms. Rossotto:

The following responds to the additional comment provided via telephone on March 13, 2023, in connection with the SEC staff’s review of a registration statement (the “Registration Statement”) filed by the Registrant on Form N-2 under the Investment Company Act of 1940, as amended and Securities Act of 1933.

For your convenience, we have repeated the comment below, and the Fund’s response follows your comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.	Comment: What does "interest paid on commitment" mean in the Consolidated Schedule of Investments of the Predecessor Fund?

Response: The Fund respectfully notes that “interest paid on commitment” is not prepaid interest; it is the monthly interest due under the loan documents.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer